UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The Annual General Meeting of Shareholders (the “General Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), originally scheduled for February 5, 2025, was adjourned to and was held on February 12, 2025. At the General Meeting, the Company’s shareholders voted on the following five proposals and cast their votes (which are based on pre-28.5:1 reverse stock split share numbers) as described below. The proposals are described in more detail in the Company’s Notice of Annual General Meeting of Shareholders attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on January 30, 2025.

Proposal 1: To re-elect Zeren Browne as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers herself for re-election.

For	Against	Abstain/Withheld
1,803,884	378,725	66,546

Proposal 2: To re-elect Roger Meltzer as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers himself for re-election.

For	Against	Abstain/Withheld
1,787,953	392,397	68,805

Proposal 3: To elect Pebble Sia Huei-Chieh as a Director for a three-year term, who retires by rotation in accordance with Regulation 157 of the constitution of the Company and, being eligible, offers herself for re-election.

For	Against	Abstain/Withheld
1,801,317	389,903	57,935

Proposal 4: To re-appoint BDO Israel as statutory auditor of the Company.

For	Against	Abstain/Withheld
1,796,109	352,576	100,470

Proposal 5: To approve and ratify the remuneration of the statutory auditor fixed by the the Company’s board of directors for the year ending 31 December 2024.

For	Against	Abstain/Withheld
1,846,443	339,538	63,174

There were 2,249,155 ordinary shares (pre-28.5:1 reverse stock split) voted at the General Meeting. Accordingly, as the Company has received a majority of the votes cast at the General Meeting, in accordance with Ireland law, Proposals 1, 2, 3, 4 and 5 each passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 12, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer